Exhibit 99.1

YXT.com Reports Unaudited Financial Results for the First Six Months of 2026

SUZHOU, China, August 13, 2026 /GLOBE NEWSWIRE/ - YXT.com Group Holding Limited (NASDAQ: YXT) (“YXT.com” or the “Company”), a provider of AI-native enterprise productivity solutions, today announced its unaudited financial results for the first six months ended June 30, 2026, highlighting AI-native milestone and improved operating leverage.

Financial Highlights for the First Six Months of 2026

•	Total revenues were RMB162.1 million (US$23.9 million), compared with RMB152.9 million in the same period of last year, representing an increase of 6.0%.

•	Gross margin was 70.1% in the six months ended June 30, 2026, compared with 65.1% in the same period of last year, representing an increase of 5.0 percentage points.

•	Net loss was RMB14.4 million (US$2.1 million), compared with RMB73.9 million in the same period of last year, representing a decrease of RMB59.5 million, or 80.5%. Adjusted net loss was RMB12.2 million (US$1.8 million), compared with RMB64.0 million in the same period of last year, representing a decrease of RMB51.8 million, or 80.9%.

•	Number of subscription customers was 2,391 as of June 30, 2026, compared with 2,358 as of June 30, 2025. Net revenue retention rates (“NRR” 1) of subscription customers was 102.6%, compared with 100.3% in the same period of last year. The change reflects the Company’s strategic shift towards large enterprise accounts with consistent demand for corporate learning solutions and the launch of AI-products, leading to the increase of subscription customers and NRR.

•	Monthly Recurring Revenue (“MRR” 2) of AI-related product was RMB4.4 million (US$0.7 million) as of June 30, 2026, compared with RMB0.5 million as of June 30, 2025.

Mr. Peter Lu, Director, Founder and Chairman of the Board of YXT.com, commented, “The first half of 2026 marked an important milestone in YXT.com’s evolution into an AI-native enterprise. Our AI transformation has renewed growth momentum in our core corporate learning business, with newly signed customers increasing by nearly 50% year over year. AI-related products are also emerging as a new growth driver, with monthly recurring revenue reaching RMB4.4 million (US$0.7 million) as of June 30, 2026, compared with RMB0.5 million a year earlier. SaleSmart, our AI-powered sales intelligence solution, achieved sales of over RMB5 million (US$0.7 million) during the period. We will continue to deepen AI integration across learning, knowledge operations and sales intelligence to drive sustainable growth.”

Shen Cao, Chief Financial Officer of YXT.com, said, “In the first half of 2026, the impact of our AI transformation became increasingly visible, driving growth in revenue, gross margin, and customer base while significantly reducing net losses. AI-driven operational efficiencies also helped optimize our organizational structure and workflows, leading to meaningful reductions in staff costs. These improvements in revenue growth and cost efficiency have strengthened our financial foundation and brought us closer to achieving key financial milestones.”

1 NRR is calculated by specifying a measurement period consisting of the trailing twenty-four months from the given period end, and using (i) the total subscription revenue for the first twelve months of the measurement period from the group of customers as of the end of the first twelve months as the denominator, and (ii) the total subscription revenue for the second twelve months of the measurement period from the same group of customers as the numerator.

2 MRR is calculated based on the total contract value divided by the total number of months of the agreement based on the start and end dates of each contracted line item.

1 / 10

Financial Results for the First Six Months of 2026

Revenues

Revenues were RMB162.1 million (US$23.9 million), compared with RMB152.9 million in the same period of last year, representing an increase of 6.0%.

•	Revenues from corporate learning solutions were RMB158.2 million (US$23.3 million), compared with RMB152.4 million in the same period of last year.

o	Revenues from subscription based corporate learning solutions were RMB151.8 million (US$22.4 million), compared with RMB144.7 million in the same period of last year. The change was primarily due to our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions and the launch of AI-related products, leading to the increase of revenues.

o	Revenues from non-subscription based corporate learning solutions were RMB6.4 million (US$0.9 million), compared with RMB7.7 million in the same period of last year. The change was primarily due to reduced offline solutions reflecting the Company’s strategic emphasis on subscription-based, digitized corporate learning solutions.

•	Revenues from others were RMB3.9 million (US$0.6 million), compared with RMB0.5 million in the same period of last year. A few customized software projects completed in the six months ended June 30, 2026.

Cost of revenues

Cost of revenues was RMB48.5 million (US$7.2 million), compared with RMB53.4 million in the same period of last year, representing a decrease of 9.1%. This was mainly due to (i) raise in productivity in the Company’s operation leveraging AI tools; (ii) decreased staff expenses through operational optimization; and partially offset by the increase of amortization of online course contents.

Gross margin

Gross margin was 70.1%, compared with 65.1% in the same period of last year, representing an increase of 5.0 percentage points. This was mainly driven by the Company's continual focus on large enterprise subscription customers, higher-marginal-contribution solutions and ongoing cost optimization efforts.

Sales and marketing expenses

Sales and marketing expenses were RMB60.1 million (US$8.9 million), compared with RMB61.9 million in the same period of last year, representing a decrease of 3.0%. This was mainly due to decreases in compensation paid to sales and marketing staff due to the Company’s efforts in better relocating its human resources, which was also resulted from the raise in productivity in acquiring, converting and retaining customers and realizing revenues aided by AI tools and the Company’s branding campaign; and partially offset by the increase of marketing expenses for the promotion activities, especially for the AI-related products.

Research and development expenses

Research and development expenses were RMB53.0 million (US$7.8 million), compared with RMB48.3 million in the same period of last year, representing an increase of 9.8%. This was mainly due to increases in compensation paid to research and development staff for the increase of R&D staff for the research of development of AI products.

General and administrative expenses

General and administrative expenses were RMB11.9 million (US$1.8 million), compared with RMB54.2 million in the same period of last year, representing a decrease of 78.0%. This was mainly due to (i) the decrease of professional service fees and reversal of litigation accruals; and (ii) the decrease of share-based compensation to general and administrative staff because part of the share incentive plan was completed in 2025.

Net loss and adjusted net loss

Net loss was RMB14.4 million (US$2.1 million), compared with RMB73.9 million in the same period of last year. Adjusted net loss was RMB12.2 million (US$1.8 million), compared with RMB64.0 million in the same period of last year, representing a decrease of 80.9%.

2 / 10

Loss per share

Basic and diluted net loss per share was RMB0.08 (US$0.01), compared with basic and diluted net loss per share of RMB0.41 in the same period of last year. The change in basic and diluted net loss per share was primarily attributable to the decrease of the net loss.

Balance Sheet

As of June 30, 2026, the Company had cash and cash equivalents and short-term investment of RMB31.4 million (US$4.6 million), compared with RMB134.7 million as of December 31, 2025.

Conference Call Information

The Company's management team will hold a conference call at 7:30 A.M. U.S. Eastern Time on Thursday, August 13, 2026 (or 7:30 P.M. Beijing Time on Thursday, August 13, 2026) to discuss the financial results. Details for the conference call are as follows:

Event Title:	YXT.com First Six Months of 2026 Earnings Conference Call

Registration Link:	https://register-conf.media-server.com/register/BIa675e2435f6e4af483eac1c5ff55d952

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://ir.yxt.com/.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding share-based compensation, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

3 / 10

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to "Empower people and organization development through technology," the Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653

4 / 10

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	114,998	31,425	4,631
Short-term investments	19,728	-	-
Accounts receivable, net	18,988	19,184	2,827
Amounts due from related parties	3,510	-	-
Prepaid expenses and other current assets	21,750	38,640	5,695
Total current assets	178,974	89,249	13,153

Non-current assets:
Property, equipment and software, net	10,352	8,212	1,210
Intangible assets, net	3,383	2,377	350
Goodwill	163,837	163,837	24,147
Long-term investments	104,326	100,785	14,854
Operating lease right-of-use assets, net	21,550	17,664	2,603
Other non-current assets	24,627	19,794	2,917
Total non-current assets	328,075	312,669	46,081
Total assets	507,049	401,918	59,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,976	14,959	2,202
Amounts due to a related party	1,975	5,479	808
Short-term borrowings	139,500	101,000	14,886
Deferred revenue, current	96,760	80,469	11,860
Acquisition consideration payable	14,775	14,775	2,178
Other payable and accrued liabilities	88,961	48,265	7,113
Operating lease liabilities, current	9,945	6,808	1,003
Total current liabilities	361,892	271,755	40,050

Non-current liabilities
Long-term borrowings	8,000	6,000	884
Operating lease liabilities, non-current	12,987	12,470	1,838
Deferred revenue, non-current	49,530	49,386	7,279
Total non-current liabilities	70,517	67,856	10,001
Total liabilities	432,409	339,611	50,051

5 / 10

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
Equity
Class A ordinary shares (US$0.0001 par value; 483,068,176 Class A shares authorized, 171,596,634 shares issued, 161,525,163 and 161,876,157 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	118	118	17
Class B ordinary shares (US$0.0001 par value; 16,931,824 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	11	11	2
Treasury stock (1,769,610 shares as of December 31, 2025 and June 30, 2026)	(3,494)	(3,494)	(515)
Additional paid-in capital	3,501,859	3,504,049	516,433
Accumulated other comprehensive income	22,626	22,524	3,320
Accumulated deficit	(3,446,480)	(3,460,901)	(510,074)
Total equity	74,640	62,307	9,183
Total liabilities and equity	507,049	401,918	59,234

6 / 10

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Revenues:
Corporate learning solutions	152,417	158,155	23,309
Others	477	3,974	586
Total revenues	152,894	162,129	23,895

Cost of revenues	(53,380)	(48,513)	(7,150)
Sales and marketing expenses	(61,932)	(60,096)	(8,857)
Research and development expenses	(48,277)	(53,009)	(7,813)
General and administrative expenses	(54,219)	(11,928)	(1,758)
Other operating income	465	3,461	510
Loss from operations	(64,449)	(7,956)	(1,173)

Interest and investment income	1,685	1,495	220
Interest expense	(4,186)	(2,718)	(401)
Impairment of available-for-sale debt securities	(7,417)	(4,731)	(697)
Foreign exchange gain/(loss), net	489	(381)	(56)
Loss before income tax expense and share of results of an equity method investee	(73,878)	(14,291)	(2,107)
Income tax expense	-	-	-
Share of results of an equity method investee, net of tax	-	(130)	(19)
Net loss	(73,878)	(14,421)	(2,126)

Net loss attributable to YXT.COM Group Holding Limited	(73,878)	(14,421)	(2,126)

7 / 10

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net loss attributable to YXT.COM Group Holding Limited	(73,878)	(14,421)	(2,126)

Net loss	(73,878)	(14,421)	(2,126)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	(301)	(1,422)	(210)
Unrealized (loss)/gain on investments in available-for-sale debt securities, net of tax	(497)	1,320	195

Total comprehensive loss	(74,676)	(14,523)	(2,141)

Total comprehensive loss attributable to YXT.COM Group Holding Limited	(74,676)	(14,523)	(2,141)

Net loss attributable to YXT.COM Group Holding Limited	(73,878)	(14,421)	(2,126)
—Weighted average number of ordinary shares basic and diluted	179,881,274	181,522,624	181,522,624

Net loss per share attributable to ordinary shareholders:
—Basic and diluted	(0.41)	(0.08)	(0.01)

8 / 10

YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net cash used in operating activities	(94,868)	(34,901)	(5,144)
Net cash used in/(generated from) investing activities	(94,720)	9,934	1,464
Net cash used in financing activities	(85,718)	(56,584)	(8,339)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(346)	(2,022)	(298)
Net decrease in Cash, cash equivalents and restricted cash	(275,652)	(83,573)	(12,317)
Cash, cash equivalents and restricted cash at beginning of the period	418,242	114,998	16,948
Cash, cash equivalents and restricted cash at the end of the period	142,590	31,425	4,631

9 / 10

YXT.COM GROUP HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2025	2026
	RMB	RMB	US$
Net loss	(73,878)	(14,421)	(2,126)
Adjustments:
Share-based compensation	9,873	2,190	323
Adjusted loss before income taxes	(64,005)	(12,231)	(1,803)
Adjusted income taxes	-	-	-
Adjusted net loss	(64,005)	(12,231)	(1,803)

10 / 10